1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	August 9, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

HSINCHU, Taiwan, R.O.C., Aug. 9, 2022 – TSMC (TWSE: 2330, NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:

1. Approved the distribution of a NT$2.75 per share cash dividend for the second quarter of 2022, and set December 21, 2022 as the record date for common stock shareholders entitled to participate in this cash dividend distribution, and the ex-dividend date for the common shares shall be December 15, 2022. As required by Article 165 of Taiwan’s Company Law, the shareholders’ register shall be closed for five days prior to the record date (December 17 through December 21, 2022) for registration transfer, and the dividend will be paid on January 12, 2023. In addition, the ex-dividend date for TSMC American Depositary Shares (ADSs) will be December 15, 2022. The record date for TSMC ADSs entitled to participate in this cash dividend distribution will be December 16, 2022.

2. Approved capital appropriations of approximately US$9,234.73 million for purposes including: 1) Installation and expansion of advanced technology capacity; 2) Installation of mature and specialty technology capacity.

3. Approved the provision of a guarantee to TSMC Arizona, a wholly-owned subsidiary of TSMC, for its issuance of US dollar-denominated senior unsecured corporate bonds for an amount not to exceed US$4 billion, to finance TSMC’s capacity expansion

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 291 distinct process technologies, and manufactured 12,302 products for 535 customers in 2021 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Baker Li Public Relations Tel: 886-3-5636688 ext.7125037 Mobile: 886-988-932-757 E-Mail: baker_li@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the major financials for the six months ended June 30, 2022 approved by the TSMC Board of Directors. All figures were prepared in accordance with TIFRS on a consolidated basis.

(Unaudited; in NT$ thousands, except for EPS)

Comprehensive Income Statements Items (for the six months ended June 30, 2022)
Net sales	1,025,216,681
Gross profit	588,671,160
Income from operations	485,913,867
Income before tax	492,829,977
Net income	440,053,626
Net income attributable to shareholders of the parent	439,760,292
Basic EPS (NT$)	16.96

Balance Sheets Items (as of June 30, 2022)
Total assets	4,345,941,335
Total liabilities	1,835,479,210
Equity attributable to shareholders of the parent	2,496,353,192